UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Westwood Holdings Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

961765104

(CUSIP Number)

James C. Pappas

JCP Investment Management, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		412,925
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

412,925
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

412,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Asset Partnership VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		430,214
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

430,214
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

430,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		843,139
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

843,139
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

843,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		843,139
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

843,139
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

843,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		860,416
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

860,416
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		860,416
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

860,416
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 961765104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and JCP Asset VI and held in the JCP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 412,925 Shares owned directly by JCP Partnership is approximately $6,847,361, including brokerage commissions. The aggregate purchase price of the 430,214 Shares owned directly by JCP Asset VI is approximately $7,134,064, including brokerage commissions. The aggregate purchase price of the 17,277 Shares held in the JCP Account is approximately $286,506, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons intend to engage in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to enhance stockholder value.

The Reporting Persons intend to communicate with the Issuer’s management, Board and other interested parties, including potential acquirers, service providers and financing sources, about a broad range of operational and strategic matters, and discuss with such persons a potential sale of the Issuer or certain of its businesses or assets, in which the Reporting Persons may participate, as a means of enhancing stockholder value. The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer's operations, management, Board structure (including Board composition), capital or corporate structure, capital allocation policies, strategy and plans, and a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, whether independently or together with third parties.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to purchase additional Shares, sell some or all of their Shares, or engage in short selling of or any hedging or similar transaction with respect to the Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

8

CUSIP No. 961765104

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,296,956 Shares outstanding as of April 23, 2021, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2021.

A.	JCP Partnership
(a)	As of the date hereof, JCP Partnership beneficially owned 412,925 Shares.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 412,925
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 412,925
4. Shared power to dispose or direct the disposition: 0

B.	JCP Asset VI
(a)	As of the date hereof, JCP Asset VI beneficially owned 430,214 Shares.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 430,214
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 430,214
4. Shared power to dispose or direct the disposition: 0

C.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership and JCP Asset VI, may be deemed the beneficial owner of the (i) 412,925 Shares owned by JCP Partnership and (ii) 430,214 Shares owned by JCP Asset VI.

Percentage: Approximately 10.2%

(b)	1. Sole power to vote or direct vote: 843,139
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 843,139
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 961765104

D.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 412,925 Shares owned by JCP Partnership and (ii) 430,214 Shares owned by JCP Asset VI.

Percentage: Approximately 10.2%

(b)	1. Sole power to vote or direct vote: 843,139
2. Shared power to vote or direct vote: 0
s3. Sole power to dispose or direct the disposition: 843,139
4. Shared power to dispose or direct the disposition: 0

E.	JCP Management
(a)	As of the date hereof, 17,277 Shares were held in the JCP Account. JCP Management, as the investment manager of JCP Partnership, JCP Asset VI and the JCP Account, may be deemed the beneficial owner of the (i) 412,925 Shares owned by JCP Partnership, (ii) 430,214 Shares owned by JCP Asset VI and (iii) 17,277 Shares held in the JCP Account.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 860,416
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 860,416
4. Shared power to dispose or direct the disposition: 0

F.	Mr. Pappas
(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 412,925 Shares owned by JCP Partnership, (ii) 430,214 Shares owned by JCP Asset VI and (iii) 17,277 Shares held in the JCP Account.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 860,416
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 860,416
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

10

CUSIP No. 961765104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2021

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Asset Partnership VI, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

11

CUSIP No. 961765104

/s/ James C. Pappas
James C. Pappas

12

CUSIP No. 961765104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

JCP Investment Partnership, LP

7,580	16.5474	04/16/2021
1,130	16.6666	04/19/2021
11,497	16.4769	04/20/2021
3,005	16.8790	04/21/2021
6,793	16.4482	04/22/2021
4,125	16.4423	04/23/2021
2,437	16.6323	04/26/2021
10,144	16.8268	04/27/2021
12,155	16.9104	04/28/2021
11,995	17.8927	04/29/2021

JCP Asset Partnership VI, LP

7,900	16.5474	04/16/2021
1,178	16.6666	04/19/2021
11,983	16.4769	04/20/2021
3,132	16.8790	04/21/2021
7,081	16.4482	04/22/2021
4,298	16.4423	04/23/2021
2,541	16.6323	04/26/2021
10,570	16.8268	04/27/2021
12,667	16.9104	04/28/2021
12,500	17.8927	04/29/2021

JCP Investment Management, LLC
(Through the JCP Account)

320	16.5474	04/16/2021
48	16.6666	04/19/2021
486	16.4769	04/20/2021
127	16.8790	04/21/2021
287	16.4482	04/22/2021
173	16.4423	04/23/2021
103	16.6323	04/26/2021
426	16.8268	04/27/2021
512	16.9104	04/28/2021
505	17.8927	04/29/2021